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September 1, 2011

<u>VIA EMAIL</u>

Office of Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20546
dcaoletter@sec.gov

RE: Request for Waiver
       Nevada Gold & Casinos, Inc. (CIK 0000277058)
       Form 8-K/A filed September 15, 2010
       File No. 001-15517

Dear Sir/Madam,

For the reasons set forth below, Nevada Gold & Casinos, Inc. ("<u>Company</u>", "<u>we</u>", "<u>us</u>" or "<u>our</u>") is hereby submitting a request for waiver from the requirements of Rule 8-04 of Regulation S-X (the "<u>Rule</u>") which requires us to furnish to the Commission audited financial statements of the assets that we acquired on July 23, 2010.

<u>Acquired Business</u>

On April 14, 2010, the Company entered into an Asset Purchase Agreement with Grant Thornton Ltd., a court-appointed receiver (the "<u>Receiver</u>") for Gaming Consultants, Inc. and its affiliates, including, Big Nevada, Inc., Gameco, Inc., Gaming Management, Inc., Golden Nugget Tukwila, Inc., Hollydrift Gaming, Inc., Little Nevada, Inc., Mill Creek Gaming, Inc., Royal Casino Holdings, Inc. and Silver Dollar Mill Creek, Inc. (collectively, the "<u>Sellers</u>"), to acquire selected assets of the Sellers, namely, the assets of six card rooms and their administrative office, all located in the State of Washington. The remaining assets of the Sellers, which were not acquired by the Company, consisted of three additional card rooms. The Sellers had been in receivership since June of 2009 following a filing for bankruptcy protection by the Sellers' parent company, Evergreen Gaming Corporation, a British Columbia, Canada, corporation. The required disclosure at the time the Asset Purchase Agreement was entered into was made in the Company's reports filed on Forms 8-K and 8-K/A on April 15, 2010 and April 23, 2010, respectively. The purchase of the selected assets of the Sellers was completed on July 23, 2010 following which we filed Form 8-K/A on September 15, 2010.

Financial Statements of the Acquired Assets

The Rule provides that, *inter alia*, should an issuer meet certain conditions with regard to the acquisition of a business (i.e., the "significance test"), it is required to furnish to the Commission audited financial statements of the acquired business. Because audited stand-alone financial statements of the Sellers' selected assets we acquired have never been prepared, we included Sellers' audited consolidated and consolidating financial statements for the fiscal year ended December 31, 2009 in Item 9.01(a) of Form 8-K/A filed on September 15, 2010. Our calculation of the significance test was prepared by compiling the Sellers' unaudited balance sheets of the acquired assets as of April 30, 2010 and the unaudited statements of operations of the acquired assets for the twelve months ended April 30, 2010, compared to our audited financial statements for the fiscal year ended April 30, 2010. The results of these significance tests indicated that audited financial statements of the Sellers were required to be furnished to the Commission only for the most recent fiscal year (i.e., December 31, 2009).

The Sellers' December 31, 2009 audited financial statements included assets of three card rooms we did not acquire. We, together with our external auditors and the external audit firm of the Sellers, determined that a separate audit of the selected assets we acquired was impractical as a result of the bankruptcy and more than fifteen (15) months of receivership.

Commission's Comment Letter and Reassessment of the Significance Test

On February 4, 2011, we received a Comment Letter from the Commission inquiring, among other things, how we determined that only one year of the Seller's audited financial statements needed to be included in our Form 8-K/A filed September 15, 2010. After re-assessment of the significance tests of comparing the Sellers' audited financial statements for the fiscal year ending December 31, 2009 (supported by the supplemental schedules thereto) and the Company's audited financial statements for the fiscal year ending April 30, 2010, we have recognized that one of the revised income tests resulted in one of the significance tests being greater than 40%, therefore, requiring us to furnish to the Commission two years of audited financial statements of the acquired business.

We had previously been informed by the Receiver that the Sellers had not been audited for the fiscal year ended December 31, 2008 but, following our repeated requests, the Receiver was able to obtain the audited financial statements of the Seller's parent company, Washington Gaming, Inc. ("WGI") for such period. Please note that the audited financial statements of WGI for the fiscal year ended December 31, 2008 include assets and operating results relating to business units that were not a part of the bankruptcy proceedings, or acquired by us, including the assets and operating results of

WGI, a direct parent of the Sellers and a wholly-owned subsidiary of Evergreen Gaming Corporation. WGI has informed us, in writing, that they do not give us permission to include their audited financial statements as of December 31, 2008, in our SEC filings, as they contain information related to Evergreen Gaming Corporation not previously released to the public.

Pro-Forma Financial Statements

The six acquired casinos and administrative office we acquired were audited as a part of our April 30, 2011 fiscal year end audit, providing us with two years of audited financial statements of the acquired assets. In order to meet the requirements of the Rule, we propose that, instead of furnishing the Seller's audited financial statements for the 2008 fiscal year end, the Commission accepts inclusion of the Seller's December 31, 2009 audited financial statements along with our audited financial statements for the fiscal year ended April 30, 2011. Please note that, as of April 30, 2011, the acquired assets comprised of 13.4% of our balance sheet, and for the fiscal year ended April 30, 2011, the acquired assets' operating results accounted for only 8.9% of our net loss. These tests are significantly below the 20% and 40% thresholds, respectively.

Because the above-mentioned asset and income percentages are below the significance test thresholds, we submit this request for your waiver of the requirement to furnish two years of audited financial statements of the selected assets we acquired on July 23, 2010. We request, as one option, we be allowed to submit only one year of the Seller's audited financial statements and be permitted to include only the acquired assets and operating results in the pro-forma statement of our revised Form 8-K/A, based on the fact the acquired assets are below the 20% and 40% thresholds. The other option would be for the Commission to accept our April 30, 2011 audited financial statements which include ten months of the acquired assets as the second audited year if you do not agree the assets and operating results are below the thresholds. We will file our Form 8-K/A promptly upon receiving your agreement to our request.

Should you have any questions or need any additional information in order to reach your decision, please feel free to contact me at (713) 621-2245 or via email to jkohn@nevadagold.com.

Your positive response to our request will be greatly appreciated.

Sincerely,

James J. Kohn
Chief Financial Officer

cc: Robert Sturges, CEO
        Francis Ricci, Chairman of the Audit Committee
        Branko Milosevic, Associate General Counsel

Judith A. Stephenson, Corporate Controller
Marty J. Lindle, Pannell Kerr Forster of Texas, P.C.